Telephone: 212-915-8261
Fax: 917-338-3618
Website: www.willis.com

WILLIS SECURITIES, INC.
EXEMPTION REPORT

Willis Securities, Inc. (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent year ended December 31, 2016.

Willis Securities, Inc.

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

February 28, 2017

Willis Securities, Inc.
One World Financial Center
200 Liberty Street
New York, NY 10281

Member: FINRA/SIPC



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors,
Willis Securities, Inc.

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report (the "Exemption Report") in which Willis Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2017